Point Capital. Inc.

September 18, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cristina Fettig

Re:	Point Capital, Inc.
File No. 814-01038

Dear Ms. Fettig:

The following sets forth the responses of Point Capital, Inc. (the "Company") to the questions raised by the Securities and Exchange Commission (the "Commission") on a conference call held August 26, 2015 among Cristina Fettig, Adam Wasserman, chief financial officer of the Company, and David Lubin, general counsel to the Company.

1.	Section 23(a) of the Investment Company Act of 1940 (the "Investment Act") prohibits a closed-end fund from issuing securities for services or property other than for cash or securities. The 6,126,240 shares which were issued in March 2014 were issued to Network 1 Financial Services as part of the offering costs; such shares were issued as part of the securities issued by the Company to Network 1. The offering through Network 1 was done prior to the Company electing to be treated as a business development company (the N-54A was filed by the Company on October 4, 2013; the Form D filed by the Company in September 10, 2013 regarding the offering). The 500,000 shares issued to a consultant in July 2014 were issued for introductions said individual made on behalf of the Company. There were no services provided, only introductions and contact information to investment bankers and other potential capital sources. We could have paid said consultant entirely in cash, but since he expressed an interest in acquiring equity in the Company we compensated him partially in cash and partially by issuing him shares. The offering price was based on an above marked price as well as an increase from the prior offering price.

2.	The Company disclosed that it paid offering costs of approximately $1.2 million in an offering which generated approximately $2.2 million. The Company determined that the offering costs were reasonable as Network 1 was the only investment banker willing to raise funds for the Company; after negotiating the terms of the offering, including their compensation, the Company determined it was reasonable to pay such offering expenses as compared to not having any funds to operate. Although the shareholders of the Company did not approve these offering expenses, the expenses of the offering were provided in the private placement documentation received by all the investors. As stated above, the offering commenced prior to the Company electing to become a BDC.

 Point Capital, Inc.

285 Grand Avenue, 5 Patriot Center, Fl. 2 Englewood, NJ 07631 O: (201)408-5126 F: (201)408.5125

3.	Item 9-A of the Form 10-K indicates that the Company has material weakness as a result of inadequate segregation of duties and ineffective controls. The Company has begun to rectify this situation by appointing two independent members to the Board who will also be on the audit committee. Moreover, the Company recently appointed Adam Wasserman as the Company's Chief Financial Officer. Since 1999, Mr. Wasserman has been Chief Executive Officer for CFO Oncall, Inc., which provides chief financial officer services to various public companies. Currently, Mr. Wasserman also serves as the chief financial officer of Cleantech Solutions International, Inc. a position he has held since December 2012, Pen, Inc. a position he has held since September 24, 2014 and LegacyXChange, Inc., a position he has held since November 2014. In addition to Mr. Wasserman's time, CFO Oncall has full-time dedicated professional associates who assist Mr. Wasserman with our financial matters and controls and procedures. Mr. Wasserman is currently setting up procedures to segregate cash functions, approval functions, and other controls and procedures to ensure that the initiation of transactions, the custody of assets and the recording of transactions will be performed by separate individuals

4.	Prior to the execution of a custody agreement with U.S. Bank National Association in August 2014, the securities held in the name of the Company were held in deposit in the custody of the Company in a locked safe. Although the former Chief Financial Officer of the Company was the sole custodian of the securities during this time, the Company acknowledges that this procedure was not in compliance with the rules and regulations of the Investment Act.

5.	Section 56(a) of the Investment Act requires that at least a majority of the Board of Directors be composed of independent directors. Upon the appointment of Messrs. Stone and Schiller on July 30, 2014, the Company had a Board which consisted of a majority of independent directors. Moreover, upon the appointment of said two individuals and the resignation of Mr. Brand from the audit committee, the Company had an audit committee which consisted solely of independent directors.

6.	Section (a)(2)(C) of the Investment Act requires that the holders of the senior securities have the right to elect at least two directors. Section 4(b) of the Certificate of Designation of the Series A Convertible Preferred Stock (the "Preferred") provides that if at any time the holders of the Preferred are otherwise entitled under the Investment Act to elect a majority of the Board, the number of directors shall be automatically increased and the holders of the Preferred shall be entitled to elect additional directors, together with the two directors that the holders are entitled to elect. Therefore, the Preferred provides that not only do the holders of the Preferred have the right to two directors, but if the number of directors are increased the holder of the Preferred has the right to elect a majority of the Board. Although the holder of the Preferred has not elected to exercise their right to elect at least two directors, the holder of the Preferred has such right.

Section (a)(2)(E) of the Investment Act requires that the class of stock shall have complete priority over any other class as to distribution of assets and payments of dividends. Section 5 of the Certificate of Designation of the Preferred provides that the holders of the Preferred shall be entitled to a priority before any distribution or payment to the holders of junior securities. Although Section 3(a) of the Certificate of Designation provides that the holders of the Preferred are entitled to dividends on an as-converted basis, the Company has no intention to pay dividends and with the consent of the holder of the Preferred said section can be amended.

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Section 61(a)(3)(B) of the Investment Act provides that a business development company can issue stock options to officers and directors under certain specified circumstances. Although the Company issued the options as disclosed in the Company's Form 10-Q for the quarter ended June 30, 2015, the Company obtained the approval of the shareholders for the executive compensation at the annual meeting of its shareholders held on May 20, 2015. As disclosed in the Current Report on Form 8-K filed by the Company on May 29, 2015, 27,887,025 of the 28,068,692 of the votes adopted the non-binding proposal and received the approval of its shareholders for the issuance thereof.

8.	As indicated on the schedule of investments filed with the Form 10-K, the Company does not possess any non-qualifying assets.

9.	On the consolidated statement of operations filed with the Form 10-K, all individual expenses in excess of 5% of total expenses are disclosed separately pursuant to Regulation S-X Article 607 (2)(b).

10.	The statement of assets and liabilities consists of cash and cash equivalents which includes cash deposits and a money market account held at our bank and brokerage firms in accordance with Article 604 (12)(b) of Reg. S-X.

11.	There are currently no open payables to directors or trustees of the Company.

12.	The taxes indicated in the cash flow statement related to minimum state taxes paid to the State of New Jersey.

13.   In accordance with audit guide of investment companies Chapter 7, Section 75, we believe the carrying amount reported in the consolidated balance sheets for Redeemable Series A, Convertible Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 1,000,000 shares designated; 4,000 and none issued and outstanding ($100 per share redemption value) approximate the fair market value of $400,000 based on the short-term maturity of these instruments, which also equals the redemption value reflected on the consolidated balance sheets. We will disclose such information in future filings in our notes to consolidated financial statements.

14.	Attached to this letter please find a copy of the Board resolution authorizing the amount and the form of the bond as disclosed in the Form 40-17G filed with the Commission on January 26, 2014.

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The Company hereby acknowledges that:

1.         Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, have no further questions or comments, it does not foreclose the Commission from taking any action with respect to the filing of the reports filed by the Company with the Commission.

2.         The action of the Commission or the staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filings.

3.         The Company may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully submits via EDGAR the foregoing responses to the Commission. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ Richard Brand
Richard Brand
Chief Executive Officer

cc:	Adam Wasserman
David Lubin

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